To: Mr. Pradip Bhaumik. Attorney-advisor, division of Finance, SEC
Fax number: 202-772-9213
From: Mike Jung, CEO, 2-Track Global, Inc.

Re: file No -- 0-50168

Dear Mr. Bhaumik:

This letter clarifies our reply of May 30, 2006 that our intention not to make any sales to Iran  means those sales that are believed to be directly related to the government of Iran, sales to the entities controlled directly or indirectly by the Iranian government, and to other parties in
Iran, or some other scope of Iranian sales.

We acknowledge that :
1) the company is responsible for the adequacy and accuracy of the disclosure in the filings,
2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of U.S.